UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.            Report for Period
24 Prime Parkway                        April 1, 2003 to
Natick, MA  01760                       June 30, 2003
                                        Pursuant to Rule 24

File No.  70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564, SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended June 30, 2003. See Exhibit
     A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the Twenty-second day of July 2003.

                                   Select Energy Services, Inc.

                                   By: /s/ Linda A. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance


                                    EXHIBIT A

                         SELECT ENERGY SERVICES, INC.

                         BALANCE SHEET - June 30, 2002


                                      ASSETS


CURRENT ASSETS:                                        2003
                                                   -----------
    Cash and cash equivalents                       $42,937,189
    Contract receivables, current,
    less allowance for uncollectibles of $881,026    31,489,322
    Other current assets                              1,482,311
                                                   ------------
                  Total current assets               75,908,822
                                                   ------------
PROPERTY AND EQUIPMENT                                9,112,635
    Less accumulated depreciation and amortization    6,087,153
                                                   ------------
                  Net property and equipment          3,025,482
                                                   ------------
OTHER ASSETS                                         90,193,126

TOTAL ASSETS                                       $169,127,430
                                                   ============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                $11,355,991
    Accrued Expenses                                  6,940,444
    Accrued Income Taxes                                 94,202
    Other current liabilities                         5,987,603
                                                   ------------
                  Total current liabilities          24,378,240
                                                   ------------

OTHER LIABILITIES:
    Deferred income tax liability                     1,439,968
    Other                                           110,100,738
                                                   ------------
                  Total other liabilities           111,540,706
                                                   ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                       100
    Additional paid-in-capital                       25,150,000
    Foreign Currency Exchange
    Retained Earnings                                 8,058,384
                                                    -----------
                  Total stockholder's equity         33,208,484

  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		   $169,127,430
                                                   ============

                           SELECT ENERGY SERVICES, INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED June 30, 2003

REVENUES                                           $ 38,824,303

COST OF REVENUES                                     31,616,490
                                                   ------------
    Gross profit                                      7,207,813

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          4,932,572
                                                   ------------
    Operating income                                  2,275,241
                                                   ------------
INTEREST INCOME (EXPENSE)
    Interest income                                   1,668,872
    Interest expense                                 (1,542,802)
                                                   -------------
                                                        126,070
                                                   -------------
    Income before income tax expense                  2,401,311

INCOME TAX EXPENSE                                    1,134,701

   Net Income (Loss)                                $ 1,266,610
                                                   ==============
                                 EXHIBIT B

                        SELECT ENERGY SERVICES, INC.
                      REPORT FOR April 1 - June 30, 2003


                      NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in and the operation of energy efficient equipment; system commissioning and reporting of program results.
The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.